[redacted]

14049098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 05 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson	Tennessee	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III — 731-668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	Tennessee	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANN F. HOPKINS STATE OF TENNESSEE NOTARY PUBLIC MA... COUNTY

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATA

ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

FINANCIAL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Auditor's Report

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of Silver Oak Securities, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 17, 2014

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets		
Current assets		
Cash and cash equivalents	$ 687,458	$ 330,778
CRD account	4,903	1,243
Commissions receivable	927,924	706,378
Other receivables	13,801	17,812
Security deposit held by broker	15,000	15,000
Income taxes receivable	-	61,053
Deferred income tax asset	890	1,133
Total assets	**$ 1,649,976**	**$ 1,133,397**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 811,728	$ 640,758
Accounts payable	59,851	16,379
Accrued payroll taxes	6	53
Accrued income taxes	104,859	-
Total liabilities	976,444	657,190
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings	446,307	248,982
Total stockholders' equity	673,532	476,207
Total liabilities and stockholders' equity	**$ 1,649,976**	**$ 1,133,397**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Commissions	$ 7,727,749	$ 5,956,092
Interest	1,573	1,831
Advisory fee earned	1,779,784	1,213,809
Other income	188,940	306,707
Total revenue	9,698,046	7,478,439
Expenses		
Employee compensation and benefits	405,150	382,029
Commissions	6,875,666	5,376,927
General office	201,748	196,890
RIA advisory fees	1,575,518	1,048,422
Insurance expense	34,313	128,254
Advertising expense	851	2,540
Other expenses	272,444	248,467
Total expenses	9,365,690	7,383,529
Income before income taxes	332,356	94,910
Income tax expense	135,031	30,512
Net income	**$ 197,325**	**$ 64,398**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock-Class A		Common Stock-Class B			
	Shares	Amount	Shares	Amount	Retained Earnings	Total
Balance at January 1, 2012	76,000,000	$ 55,225	15,210,000	$ 172,000	$ 184,584	$ 411,809
Net income for the year	-	-	-	-	64,398	64,398
Balance at December 31, 2012	76,000,000	55,225	15,210,000	172,000	248,982	476,207
Net income for the year	-	-	-	-	197,325	197,325
Balance at December 31, 2013	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ 446,307**	**$ 673,532**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 197,325	$ 64,398
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Increase in receivables	(221,195)	(85,320)
(Increase) decrease in deferred tax asset	243	(220)
Increase in accounts payable	214,395	120,928
Increase (decrease) in accrued income taxes	165,912	(99,353)
Net increase in cash	**356,680**	**433**
Cash and cash equivalents at beginning of the period	330,778	330,345
Cash and cash equivalents at end of the period	$ 687,458	$ 330,778
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ (31,124)	$ 130,085

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. The tax years subject to examination by federal and state taxing authorities are the years ending December 31, 2013, 2012, and 2011.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2013 and 2012, cash equivalents in the form of money market accounts totaled $247,057 and $176,129, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. Coverage was unlimited on non-interest bearing accounts as of December 31, 2012. Cash equivalents are insured up to $250,000 as of December 31, 2013. As of December 31, 2013, the Company has uninsured cash balances of $190,401.

H. Subsequent Events

Management has evaluated subsequent events through February 17, 2014, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The net deferred taxes in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities.

	2013	2012
Deferred tax asset		
Federal	$ 620	$ 790
State	270	343
	$ 890	$ 1,133
Net federal tax asset	$ 620	$ 790
Net state tax asset	$ 270	$ 343

The components of income tax (benefit) expense are as follows:

	2013	2012
Current		
Federal	$ 110,418	$ 22,621
State	24,370	8,111
	134,788	30,732
Deferred		
Federal	513	123
State	(270)	(343)
	243	(220)
	$ 135,031	$ 30,512

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2012 and 2013, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013 and 2012, the Company paid commissions to related parties in the amount of $138,442 and $70,485, respectively. In addition, approximately $4,141 and $5,268, of commissions payable to these individuals was included in accrued expenses as of December 31, 2013 and 2012, respectively.

The Company paid officer salaries in the combined amount of $313,178 and $308,467 to three employees who are also shareholders of the Company during the years ended December 31, 2013 and 2012, respectively.

The Company leases office space from Hopkins Anderton Partnership. This lease is a month-to- month lease requiring monthly payments of $1,500. There were no future obligations as of December 31, 2013.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2013 and 2012, which expired as of each year ended. There are no future obligations as of December 31, 2013.

Lease payments in 2013 and 2012 were $20,817 and $19,990, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2013, this requirement totaled $65,096.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2013

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 673,532	$ -	$ 673,532
Deductions:			
Total non-allowable assets	(101,666)	-	(101,666)
Net capital before haircuts on securities positions	571,866	-	571,866
Haircuts on security positions	(5,241)	-	(5,241)
Net capital	**$ 566,625**	**$ -**	**$ 566,625**
Computation of basic net capital requirement			
Minimum net capital required	$ 65,096	$ -	$ 65,096
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 65,096	$ -	$ 65,096
Excess net capital	$ 501,529	$ -	$ 501,529
Excess net capital at 120%	$ 468,980	$ -	$ 468,980
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 976,444	$ -	$ 976,444
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness to net capital	172%	-	172%

See independent auditor's report.

INTERNAL CONTROL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Report on Internal Control

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:.

1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 17, 2014

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Silver Oak Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silver Oak Securities, Inc. management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

February 17, 2014
Milan, Tennessee

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

February 17, 2014

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the financial statements of Silver Oak Securities, inc., for the year ended December 31, 2013, and have issued our report thereon dated February 17, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated September 3, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Silver Oak Securities, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the accruals for commissions receivable and commissions payable is based on projections provided by the fund companies as well as historical information. We evaluated the key factors and assumptions used to develop the receivable/payable in determining that it is reasonable in relation to the financial statements taken as a whole.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2014.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the board of directors, others within the organization, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934, and the management of Silver Oak Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Milan, Tennessee
February 17, 2014